Exhibit 99.1
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NEWS                         FROM           H.L. LANZET, INC.
                                            12 Hull Street
                                            Oceanside, NY  11572
                                            (212) 687-0061      (516) 763-1668
                                            Fax: (212) 687-5804 (516) 763-1626
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      FOR IMMEIDATE RELEASE

      CONTACT:    Robert Bradshaw, CEO           Herbert Lanzet/DeeDee Lanzet
                  Richard Walker, CFO            H.L. Lanzet, Inc.
                  011-44 1420 543468             212-687-0061

           ROBERT BRADSHAW CONFIRMED AS CEO OF TOWNPAGESNET.COM PLC

        BRADSHAW & CFO RICHARD WALKER WILL ALSO SERVE AS DIRECTORS ON
                     TOWNPAGES' FOUR PRINCIPAL SUBSIDIARIES

ALTON, England - June 21, 2000 - TownPagesNet.com plc (AMEX; TPN), which provides Internet, new media and advertising related services to both businesses and consumers through its subsidiaries, today confirmed the appointment of Robert Bradshaw as Chief Executive Officer. He had joined the company as interim CEO in late April 2000.

Robert Bradshaw, a chartered accountant, was a partner with Pricewaterhouse Coopers for almost 30 years. In that time he had responsibility for advising a number of diverse publicly owned companies, including high technology entities. He also provided corporate finance advice, audit and advisory services to clients. Since April 1999, Mr. Bradshaw has held a number of directorships in both an executive and non-executive capacity and is a member of the Global Advisory Board of ci4net.com inc.

Bradshaw and Chief Financial Officer Richard Walker, also a chartered accountant, are being appointed to the Boards of TownPagesNet.com plc's principal UK subsidiaries, Buyers Guide, Ltd, Morbria Ltd, Town Pages UK Ltd and WWW.CO.UK. Designed to strengthen the Boards of these UK subsidiaries, the appointments will ensure both the best possible use of Group resources and consistency of controls within the TownPagesNet.com group of companies.

TownPagesNet.com plc also announced the resignation of Nigel Talbot Ponsonby, a non-executive director from the Board. Mr. Talbot Ponsonby has stepped down due to his other commercial and personal commitments.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are subject to risks and uncertainties including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.